Exhibit 12.2

Consumers Energy Company

Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends

In Millions, Except Ratios
	Three Months
	Ended	Year Ended December 31
	March 31, 2017	2016	2015	2014	2013	2012
Earnings as defined[1]
Pretax income from continuing operations	$312	$936	$896	$873	$880	$736
Fixed charges as defined	77	302	275	274	269	269
Earnings as defined	$389	$1,238	$1,171	$1,147	$1,149	$1,005
Fixed charges as defined[1]
Interest on long-term debt	$66	$261	$252	$243	$237	$232
Estimated interest portion of lease rental	8	29	21	21	21	21
Other interest charges	3	12	2	10	11	16
Fixed charges as defined	77	302	275	274	269	269
Preferred dividends	-	3	3	3	3	3
Combined fixed charges and preferred dividends	$77	$305	$278	$277	$272	$272
Ratio of earnings to fixed charges	5.05	4.10	4.26	4.19	4.27	3.74
Ratio of earnings to combined fixed charges and preferred dividends	5.05	4.06	4.21	4.14	4.22	3.69

1                   Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.